

September 4, 2012

Via Email
Mr. Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Portland House
Stag Place
London, United Kingdom SW1E 5RS

Re: **Global Ship Lease, Inc.**
      Form 20-F for the year ended December 31, 2011
      Filed April 13, 2012
      File No. 001-34153

Dear Mr. Webber:

We have reviewed your response letter dated August 28, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F for the year ended December 31, 2011

Financial Statements
Notes to the Consolidated Financial Statements, page F-7
11. Long Term Debt, page F-17

1. Your response to prior comment 3 indicates that you "did not consider it probable that there would be a breach of the leverage ratio covenant as at November 30, 2012." Please revise future filings to indicate the likelihood that you will be able to comply with this covenant at the next measurement date for the covenant.

<u>Form 6-K dated August 15, 2012</u>

2. We note the presentation of the non-GAAP measure EBITDA on page 8. Please note that EBITDA, by definition, means earnings before interest, taxes, depreciation and amortization. However, based upon the reconciliation on page 8 it appears that you have excluded expenses related to impairments and realized and unrealized gains and losses on interest rate derivatives in your calculation of EBITDA. Please note measures that are calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized as EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. Please refer to question 103.01 of the Division of Corporation Finance Compliance and Disclosure Interpretations regarding non-GAAP measures and revise the presentation of your non-GAAP measure accordingly in future filings.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief